Exhibit 99.2

Financial Results for the Third Quarter ended September 27, 2020

Overview

Maxeon Solar Technologies (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and sells SunPower® brand solar panels across more than 100 countries and is the leader in solar innovation with access to over 900 patents and two best-in-class solar panel product lines. With operations in Africa, Asia, Oceania, Europe and Mexico, Maxeon’s products span the global rooftop and solar power plant markets through a network of more than 1,100 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology.

Spin-off from SunPower

On August 26, 2020 (the “Distribution Date”), SunPower Corporation (“SunPower”) completed the previously announced spin-off (the “Spin-off”) of Maxeon. The Spin-off was completed by way of a pro rata distribution of all of the then-issued and outstanding ordinary shares, no par value, of Maxeon (the “Maxeon shares”) to holders of record of SunPower’s common stock (the “Distribution”) as of the close of business on August 17, 2020. As a result of the Distribution of the Maxeon shares, on the Distribution Date, Maxeon became an independent, public company and the Maxeon shares started trading on the Nasdaq Global Select Market under the symbol “MAXN.”

In connection with the Spin-off, Maxeon and SunPower entered into a number of agreements providing for the framework of the relationship between the two companies following the Spin-off. For a description of these agreements, please see “Item 7. Major Shareholders and Related Party Transactions” disclosure starting on page 132 of Maxeon’s Form 20-F, declared effective by the SEC on August 4, 2020, and available at www.sec.gov.

Immediately after the Distribution and pursuant to the terms of the November 8, 2019 Investment Agreement (the “Investment Agreement”), Maxeon and Tianjin Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company (“TZS”), completed the previously announced transaction in which Zhonghuan Singapore Investment and Development Pte. Ltd., a Singapore private limited company (“ZSID”) and an affiliate of TZS, purchased from Maxeon, for $298.0 million, 8,915,692 of Maxeon shares (the “TZS Investment”), representing approximately 28.848% of the outstanding Maxeon shares after giving effect to the Spin-off and the TZS Investment. Following the TZS Investment, Total Solar INTL SAS (“Total Solar”), Total Gaz Electricité Holdings France SAS, ("Total Gaz", with Total Solar, each an affiliate of Total SE and collectively "Total") held approximately a 36.4% beneficial ownership of Maxeon’s ordinary shares.

In connection with the TZS Investment, Maxeon, Total Solar, Total Gaz, and ZSID, entered into a Shareholders Agreement relating to certain rights and obligations of each of Total and ZSID bearing on Maxeon’s governance and the ability of Total and ZSID to buy, sell or vote their Maxeon shares. At the closing of the TZS Investment, Maxeon also entered into a Registration Rights Agreement with Total and ZSID, granting each of the shareholders certain registration rights with regard to their Maxeon shares. For a description of these agreements, please refer to the “Agreements Between Us and TZS and/or Total in Connection with TZS Investment” disclosure on Form 20-F starting on page 140.

Unaudited Summary of Financial Results

Basis of Presentation

Standalone financial statements have not been historically prepared for our business. These interim condensed combined and consolidated financial statements of the Company have been derived (i) from the condensed consolidated financial statements and accounting records of SunPower as if we had operated on our own during the period presented and were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) prior to August 26, 2020 and (ii) subsequent to August 26, 2020, the consolidated financial statements of the Company as an independent public company.

Prior to the Spin-off, as there is no controlling financial interest present between or among the entities that comprise our business, we prepared the financial statements of the Company on a combined basis. Net parent investment in the Company’s business is shown in lieu of equity attributable to the Company as there is no consolidated entity in which SunPower holds an equity interest. Net parent investment represents SunPower's interest in the recorded net assets of the Company. Following the Spin-off, the unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with U.S. GAAP and pursuant to the regulations of the SEC.

Impact of COVID-19 to our Business

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported, resulting in shutdowns of manufacturing and commerce in the months that followed. Since then, the COVID-19 pandemic has spread worldwide, including the countries in which we operate, and has resulted in authorities implementing numerous measures to try to contain the disease or slow its spread, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns The result of the measures has negatively impacted our business, especially in the second quarter of fiscal 2020.

The health and safety of our employees, suppliers, and customers are a top priority for us. In an effort to protect our employees and suppliers, we took and continue to take proactive and aggressive actions, right from the onset of the outbreak to slow down the spread of the virus. We adopted social distancing policies at our locations around the world, maximized working from home and suspended employee travel. Employees in our factories and module assembly sites are required to adhere to strict safety measures, including the use of masks and sanitizer, daily wellness screenings prior to accessing facilities, staggered break times to prevent congregation, strong limitations on physical contact with co-workers, structured methods of access through only limited points of entry and exit and improved employee transportation. We have also incorporated other rules such as restricting visitors to any of our facilities that remain open and proactively providing employees with face masks, hand sanitizer and disinfectant wipes. In addition, we developed a COVID-19 Response Team that meets regularly to develop tailored action plans and protocols to protect our employees and publishes these actions, guidelines, and rules on our intranet that is available to all employees.

At the onset of the pandemic, across the organization, we took specific measures to both sustain our business and operations as well as protect our employees in light of the COVID-19 pandemic. These measures included reducing the salaries of executive officers, and temporarily implementing a four-day work week for majority of our employees to address reduced demand and workloads.

From a sales perspective, we have implemented proactive and aggressive measures to protect customers and mitigate operational and financial risk from COVID-19, even after many local governments eased restrictions and resumed normal economic activities. Many of the same measures we have implemented to protect our employees noted above can also be utilized to protect our customers and partners. Depending on government regulations, installation of our solar systems can be deemed as essential business in the midst of government lockdowns. We have and will continue to adhere to government guidelines and regulations designed to protect our customers.

Consistent with actions and mostly later recommended by local governments, our factories in France, Malaysia, Mexico, and the Philippines were temporarily idled in March and April 2020 in an effort to proactively address financial and operational impacts of COVID-19 pandemic and position our company well for when the solar industry returns to strong growth. Our factories have resumed production as of May 2020 in accordance with the relevant local regulations and with additional safety measures and procedures to protect our employees in place. During the last week of June 2020, the majority of our employees reverted back to a typical five-day work week and returned full salaries during the last week of July 2020.

As of November 2020, COVID-19 cases are rebounding and increasing in many jurisdictions worldwide. As a result, to curtail the spread, many jurisdictions are beginning to shut down or are planning to shut down many businesses and economic activities again. It is not clear what the potential effects, if any, such alterations or modifications including any new government sanctions may have on our business, including the effects on our customers, employees, and prospects, or on our financial results for the remainder of fiscal 2020 and beyond. We will continue to actively monitor the situation and may take further actions altering our business operations that we determine are in the best interests of our employees, customers, partners, suppliers, and stakeholders, or as required by governmental authorities.

Revenues and Cost of Revenue

	Three Months Ended		Nine Months Ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
(In thousands)
Revenues	$206,620	$309,643	$599,272	$830,173
Cost of revenue	218,922	305,960	616,366	860,088
Gross (loss) profit	$(12,302)	$3,683	$(17,094)	$(29,915)
Gross margin	(6)%	1%	(3)%	(4)%

Three Months Ended September 27, 2020 Compared to Three Months Ended September 29, 2019

During the three months ended September 27, 2020 and September 29, 2019, we recognized revenue from sales of modules and components of $206.6 million and $309.6 million, respectively. During the three months ended September 27, 2020 and September 29, 2019, of the total recognized revenue, $58.1 million, or 28.1% and $120.0 million or 38.8%, respectively, represented sales of solar modules to SunPower using transfer prices determined based on management’s assessment of market-based pricing terms prior to Spin-off, and prices as determined by the Supply Agreement between the Company and SunPower post Spin-off. For the three months ended September 27, 2020, other than the sale transactions with SunPower, we had no other customer that accounted for at least 10% of revenues. For the three months ended September 29, 2019, in addition to sale transactions with SunPower, we had one additional customer that accounted for at least 10% of revenues.
The decrease of $103.0 million in revenues during the three months ended September 27, 2020 as compared to the prior period was primarily due to significantly lower volume of module sales for projects in the United States, Asia, and Latin America, as a result of adverse impacts from COVID-19.
Cost of revenue was $218.9 million and $306.0 million in the three months ended September 27, 2020 and September 29, 2019, respectively. Cost of revenue includes $2.0 million and $3.2 million, in the three months ended September 27, 2020 and September 29, 2019, respectively, related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under the long-term fixed supply agreements. In addition, we estimated that we incurred $38.1 million and $26.5 million in the three months ended September 27, 2020 and September 29, 2019, respectively, above the current market price for polysilicon as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed. The remainder of cost of revenue includes actual cost of material, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs.

The decrease of $87.0 million in cost of revenue during the three months ended September 27, 2020 as compared to the prior period was primarily due to significantly lower volume of module sales for projects in the United States, Asia, and Latin America, as a result of adverse impacts from COVID-19. Production activities continued at normal capacity in our manufacturing facilities in France, Malaysia, Mexico, and the Philippines.
Nine Months Ended September 27, 2020 Compared to Nine Months Ended September 29, 2019
During the nine months ended September 27, 2020 and September 29, 2019, we recognized revenue from sales of modules and components of $599.3 million and $830.2 million, respectively. Of the total revenue, for the nine months ended September 27, 2020 and September 29, 2019, $156.8 million, or 26.2% and $260.6 million, or 31.4%, respectively, represented sales of solar modules to SunPower using transfer prices determined based on management’s assessment of market-based pricing terms prior to Spin-off, and prices as determined by the Supply Agreement between the Company and SunPower post Spin-off. In addition to revenue transactions with SunPower, we had no other customer that accounted for at least 10% of revenue for the nine months ended September 27, 2020. For the nine months ended September 29, 2019, in addition to revenue transactions with SunPower, we had one additional customer that accounted for at least 10% of revenue.
The decrease of $230.9 million in revenues was primarily due to significantly lower volume of module sales for projects in the United States, Europe, and Asia, as a result of adverse impacts from COVID-19 during the nine months ended September 27, 2020 as compared to September 29, 2019. In addition, during the nine months ended September 29, 2019, we recorded revenue from the contract of a large solar power plant in Australia.
Cost of revenue was $616.4 million and $860.1 million in the nine months ended September 27, 2020 and September 29, 2019, respectively. For the nine months ended September 27, 2020 and September 29, 2019, cost of revenue includes $6.0 million and $42.2 million, respectively, related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under the long-term fixed supply agreements. In addition, during the nine months ended September 27, 2020 and September 29, 2019, we estimated that we incurred $59.7 million and $68.0 million, respectively, above the current market price for polysilicon as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed. The remainder of cost of revenue includes actual cost of material, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs.
The decrease of $243.7 million in cost of revenue was primarily due to significantly lower volume of module sales in the United States, Europe, and Asia, as COVID-19 impacted the near term demand of our products. We also temporarily idled our manufacturing facilities in France, Malaysia, Mexico, and the Philippines, during the second quarter of 2020 to comply with local government authorities' public health measures following the outbreak of COVID-19 pandemic. All of our factories have resumed production as of May 2020, in compliance with the applicable local guidelines. During the nine months ended September 27, 2020, we recorded excess capacity costs of $32.8 million attributable to the temporary idling of our manufacturing facilities.

Revenues by Geography

	Three Months Ended		Nine Months Ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019

(In thousands)
United States	$58,471	$122,210	$159,762	$268,543
France	34,682	31,960	84,947	117,835
Japan	14,127	23,136	63,961	52,246
China	2,551	37,549	6,546	66,358
Rest of the world[1]	96,789	94,788	284,056	325,191
Total revenues	$206,620	$309,643	$599,272	$830,173
1 Revenue included under "Rest of the world" comprise of countries that are individually less than 10% for the periods presented
Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments.
The $58.5 million in sales attributed to the U.S. includes $58.1 million in sales to SunPower for the three months ended September 27, 2020. The $122.2 million in sales attributed to the U.S. includes $120.0 million in sales to SunPower for the three months ended September 29, 2019. The $159.8 million in sales attributed to the U.S. includes $156.8 million in sales to SunPower for the nine months ended September 27, 2020. The $268.5 million in sales attributed to the U.S. includes $260.6 million in sales to SunPower for the nine months ended September 29, 2019.
Operating Expenses
Prior to Spin-off, operating expenses includes allocations of general corporate expenses from SunPower including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement, and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue or headcount as relevant measures. Management of Maxeon and SunPower consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, us. The allocations may not, however, reflect the expense we would have incurred as a standalone company for the period presented, nor our future results following completion of the Spin-off. Actual costs that may have been incurred if we had been a standalone company, and future costs, would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.
Post Spin-off, operating expenses includes expenses relating to the Transition Services Agreement, Collaboration Agreement and certain other agreements which were entered into to effect the separation and provide a framework for our relationship with SunPower after the separation and Distribution. For a description of these agreements, please refer to "Item 7. Major Shareholders and Related Party Transactions" disclosure on Maxeon’s Form 20-F.

	Three Months Ended		Nine Months Ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
(In thousands)
Operating expenses:
Research and development	$9,819	$8,069	$25,431	$25,413

Sales, general and administrative	17,033	24,420	62,151	70,033

Restructuring benefits	9	29	9	(558)

Total operating expenses	$26,861	$32,518	$87,591	$94,888

Research and Development Expenses
Three Months Ended September 27, 2020 Compared to Three Months Ended September 29, 2019
Research and development expenses were $9.8 million in the three months ended September 27, 2020 primarily associated with expenditures on our Maxeon 6 and 7 cell and panel technology, comprising of compensation expense of $5.2 million, depreciation expenses of $0.8 million, research and development materials of $0.7 million and external consulting and legal services of $0.5 million.

Research and development expenses were $8.1 million in the three months ended September 29, 2019 primarily associated with expenditures on our Maxeon 5 and 6 cell and panel technology, comprising of compensation expenses of $4.9 million, depreciation expenses of $0.8 million, external consulting and legal services of $0.6 million and travel expenses of $0.4 million.
Nine Months Ended September 27, 2020 Compared to Nine Months Ended September 29, 2019
Research and development expenses were $25.4 million in the nine months ended September 27, 2020 primarily associated with expenditures on our Maxeon 6 and 7 cell and panel technology, comprising of compensation expenses of $14.4 million, depreciation expenses of $2.3 million, research and development materials of $1.7 million, external consulting and legal services of $0.9 million and travel expenses of $0.3 million.
Research and development expenses were $25.4 million in the nine months ended September 29, 2019 primarily associated with expenditures on our Maxeon 5 and 6 cell and panel technology, comprising of compensation expenses of $14.4 million, research and development materials of $2.8 million, depreciation expenses of $2.5 million, external consulting and legal services of $1.6 million and travel expenses of $1.2 million.
Sales, General and Administrative Expenses
Three Months Ended September 27, 2020 Compared to Three Months Ended September 29, 2019
Sales, general and administrative expenses were $17.0 million in the three months ended September 27, 2020 and comprised primarily of $6.9 million of compensation expenses, $2.7 million of professional fees, $1.5 million of allocations of general corporate expenses from SunPower, including, but not limited to, executive management, finance, legal, information technology and other shared services necessary to operate as a stand-alone public company, $1.2 million of equipment related expenses, $1.0 million of facilities related costs including rent, utilities and maintenance, and $0.5 million of depreciation expenses.
Sales, general and administrative expenses were $24.4 million in the three months ended September 29, 2019 and comprised primarily of $7.2 million of compensation expenses, $6.5 million of allocations of general corporate expenses from SunPower, including, but not limited to, executive management, finance, legal, information technology and other shared services necessary to operate as an independent public company, $3.9 million of professional fees, $1.8 million of facilities related costs including rent, utilities and maintenance, $0.8 million of equipment related expenses, $0.5 million of depreciation expenses and $0.5 million of travel expenses.
Nine Months Ended September 27, 2020 Compared to Nine Months Ended September 29, 2019
Sales, general and administrative expenses were $62.2 million in the nine months ended September 27, 2020 and comprised primarily of $21.6 million of compensation expenses, $9.2 million of allocations of general corporate expenses from SunPower, including, but not limited to, executive management, finance, legal, information technology and other shared services necessary to operate as an independent public company, $9.1 million of professional fees, $4.1 million of facilities related costs including rent, utilities and maintenance, $4.1 million of equipment related expenses and $1.2 million of depreciation expenses.

Sales, general and administrative expenses were $70.0 million in the nine months ended September 29, 2019 and comprised primarily of $20.9 million of compensation expenses, $18.1 million of allocations of general corporate expenses from SunPower, including, but not limited to, executive management, finance, legal, information technology and other shared services necessary to operate as a stand-alone public company, $10.8 million of professional fees, $4.8 million of facilities related costs including rent, utilities and maintenance, $2.4 million of depreciation expenses, $1.9 million of equipment related expenses, and $1.6 million of travel expenses.
Restructuring expense (benefits)
Three and Nine Months Ended September 27, 2020 Compared to Three and Nine Months Ended September 29, 2019
Restructuring expense during the three months ended September 27, 2020 and September 29, 2019 as well as during the nine months ended September 27, 2020 were not material. The restructuring benefit of $0.6 million during the nine months ended September 29, 2019, was a result of actual payouts being lower than initial estimates recorded under various legacy plans in historical periods.
Other Expense, net

	Three Months Ended		Nine Months Ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
(In thousands)
Other expense, net:
Interest expense	$(11,509)	$(6,428)	$(23,732)	$(19,049)

Remeasurement of physical delivery forward and prepaid forward	(5,734)	—	(5,734)	—
Accommodation fee for long-term supply contract	(5,900)	—	(5,900)	—
Others	83	3,536	3,540	4,330
Other, net	(11,551)	3,536	(8,094)	4,330

Other expense, net	$(23,060)	$(2,892)	$(31,826)	$(14,719)

Three Months Ended September 27, 2020 Compared to Three Months Ended September 29, 2019
During the three months ended September 27, 2020, we incurred interest expense, of which, $4.6 million relates to the Green Convertible Notes due 2025, $3.0 million relates to interest expense and debt issuance amortization expense for a $425 million debenture bearing coupon rate of 4.00% (the “4.00% debenture”) issued by SunPower, $2.4 million relates to the interest fee for a long-term supply contract, and $0.7 million relates to non-cash accretion charges. The remaining interest expense relates to the Company’s other outstanding debt arrangements.
The proceeds of SunPower's 4.00% debenture were used to finance the solar cell manufacturing facility in the Philippines which relates to our historical business. Since the 4.00% debentures due 2023 represent legal obligations of SunPower which were not transferred to us, they are not reflected in our Condensed Combined and Consolidated Balance Sheets in the periods presented. However, the associated interest expense and the debt issuance cost amortization are reflected in our Condensed Combined Statements of Operations prior to the Spin-off to reflect our historical cost of doing business. This cost may not be indicative of the actual expense that would have been incurred had we operated as an independent, public company for the period presented nor future periods.

Of the total $6.4 million in interest expense incurred during the three months ended September 29, 2019, $4.6 million relates to interest expense and debt issuance amortization expense for 4.00% debenture, $1.3 million related to non-cash accretion charges. The remaining interest expense relates to the Company’s other outstanding debt arrangements.

Other, net decreased by $15.1 million in the three months ended September 27, 2020 as compared to the three months ended September 29, 2019, primarily due to $6.0 million loss in 2020 on remeasurement of physical delivery forward and prepaid forward associated with the Green Convertible Notes, and $5.9 million accommodation fee associated with the long-term polysilicon supply contract.
Nine Months Ended September 27, 2020 Compared to Nine Months Ended September 29, 2019
Of the total $23.7 million in interest expense incurred during the nine months ended September 27, 2020, $12.2 million relates to SunPower's 4.00% debentures due 2023, $2.4 million relates to the interest fee for long-term supply contract, $4.6 million relates to the Green Convertible Notes due 2025, and $2.0 million relates to non-cash accretion charges. The remaining interest expense relates to the Company’s other outstanding debt arrangements.
Of the total $19.0 million in interest expense incurred during the nine months ended September 29, 2019, $13.7 million relates to SunPower’s 4.00% debentures due 2023, and $3.7 million relates to non-cash accretion charges. The remaining interest expense relates to the Company’s other outstanding debt arrangements.
Other, net decreased by $12.4 million in the nine months ended September 27, 2020 as compared to the nine months ended September 29, 2019, primarily due to $6.0 million loss in 2020 on remeasurement of physical delivery forward and prepaid forward associated with the Green Convertible Notes, and $5.9 million accommodation fee associated with the long-term polysilicon supply contract.
Our non-cash accretion charges are in connection with our 2016 acquisition of 100% equity voting interest in our former joint venture AUO SunPower Sdn. Bhd., under which we are required to make non-cancellable annual installment payments during 2019 and 2020. Our Condensed Combined and Consolidated Statements of Operations reflect these non-cash accretion charges as it relates to these installment payments.
Income Taxes

	Three Months Ended		Nine Months Ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
(In thousands)
Provision for income taxes	$(5,043)	$(2,450)	$(7,390)	$(7,168)

Three and Nine Months Ended September 27, 2020 Compared to Three and Nine Months Ended September 29, 2019
The interim income tax expense and other income tax related information contained in these combined and consolidated financial statements are calculated in accordance with FASB guidance for interim reporting of income tax, based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate significantly in future periods, in particular due to the uncertainty in our annual forecasts resulting from the unpredictable duration and severity of the COVID-19 pandemic on our operating results.

In the three months ended September 27, 2020, our income tax provision of $5.0 million on a loss before income taxes and equity in losses of unconsolidated investees of $62.2 million was primarily due to increased projected tax expense in foreign jurisdictions that are profitable and an increase in tax liabilities associated with uncertain tax positions. Our income tax provision of $2.5 million in the three months ended September 29, 2019 on a loss before income taxes and equity in losses of unconsolidated investees of $31.7 million was primarily due to tax expense in foreign jurisdictions that were profitable.

In the nine months ended September 27, 2020, our income tax provision of $7.4 million on a loss before income taxes and equity in losses of unconsolidated investees of $136.5 million was primarily due to increased projected tax expense in foreign jurisdictions that are profitable and an increase in tax liabilities associated with uncertain tax positions, offset by tax benefit related to release of tax reserves in foreign jurisdictions due to lapse of statutes of limitation in the first quarter of 2020. Our income tax provision of $7.2 million in the nine months ended September 29, 2019 on a loss before income taxes and equity in losses of unconsolidated investees of $139.5 million was primarily due to tax expense in foreign jurisdictions that were profitable.
 We record a valuation allowance to reduce our deferred tax assets in the France, Malta, and Spain to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider historical levels of income, expectations and risks associated with the estimates of future taxable income and ongoing prudent and feasible tax planning strategies. In the event we determine that we would be able to realize additional deferred tax assets in the future in excess of the net recorded amount, or if we subsequently determine that realization of an amount previously recorded is unlikely, we would record an adjustment to the deferred tax asset valuation allowance, which would change income tax in the period of adjustment.
Equity in Profit (Losses) of Unconsolidated Investees
Three Months Ended September 27, 2020 Compared to Three Months Ended September 29, 2019
For the three months ended September 27, 2020, our unconsolidated investee, Huansheng Photovoltaic (Jiangsu) Co., Ltd, a joint venture incorporated in China ("Huansheng JV"), which we have a shareholding of 20%, reported a profit for which we recorded our reportable share of $0.1 million. For the three months ended September 29, 2019, our unconsolidated investees reported a loss for which we recorded our reportable share of $0.8 million. The increase of $0.9 million in equity in losses of unconsolidated investees was primarily due to government subsidy received.
Nine Months Ended September 27, 2020 Compared to Nine Months Ended September 29, 2019
For the nine months ended September 27, 2020 and September 29, 2019, our unconsolidated investee, Huansheng JV, reported a loss for which we recorded our reportable share of $0.6 million and $1.3 million, respectively. The decrease of $0.8 million in equity in losses of unconsolidated investees was primarily due to increase in government subsidy received.
Net Gain Attributable to Noncontrolling Interests
Three and Nine Months Ended September 27, 2020 Compared to Three and Nine Months Ended September 29, 2019
For the three months ended September 27, 2020 and September 29, 2019, we attributed $0.5 million and $0.9 million of net gain, respectively, to noncontrolling interests who held 20% and 24.05% shareholding to our subsidiaries, SunPower Systems International Limited and SunPower Energy Systems Southern Africa (Pty) Ltd respectively. For the nine months September 27, 2020 and September 29, 2019, we attributed $1.6 million and $3.0 million of net gain, respectively, to noncontrolling interests. The decrease in net gain attributable to noncontrolling interests was primarily due to significantly lower volume of module sales as COVID-19 impacted the near term demand of our products.

Third Quarter 2020 Corporate Activities

Convertible Notes Issuance

On July 17, 2020, Maxeon issued $200.0 million aggregate principal amount of its 6.50% Green Convertible Senior Notes due 2025 (the “Notes”) pursuant to an indenture (the “Indenture”), dated July 17, 2020 between Maxeon and Deutsche Bank Trust Company Americas, as trustee.

The Notes are senior, unsecured obligations of Maxeon and will accrue regular interest at a rate of 6.50% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2021. Additional interest may accrue on the Notes in certain circumstances. The Notes will mature on July 15, 2025, unless earlier repurchased, redeemed or converted, and are subject to the terms and conditions set forth in the Indenture.

Upon satisfaction of the relevant conditions, the Notes will be convertible into the common stock of Maxeon at an initial conversion price of $18.19 per ordinary shares and an initial conversion rate of 54.9622 ordinary shares for $1,000 principal amount of Notes. The conversion rate and conversion price will be subjected to adjustment in specified circumstance. We will settle conversions by paying or delivering, as applicable, cash, ordinary shares of the Company or a combination of cash and ordinary shares of Maxeon, at our election.

Physical Delivery Forward

On July 17, 2020 and in connection with the issuance of the Notes, the Company entered into a privately negotiated forward-starting physical delivery forward transaction with Merrill Lynch International (the “Physical Delivery Forward Counterparty”), with respect to approximately $60.0 million worth of ordinary shares (the “Physical Delivery Maxeon Shares”), pursuant to which the Physical Delivery Forward Counterparty agreed to deliver the Physical Delivery Maxeon Shares to Maxeon or a third-party trustee designated by Maxeon for no consideration at or around the maturity of the Notes subject to the conditions set forth in the agreements governing the physical delivery forward transaction. The physical delivery forward transaction became effective on the first day of the 15 consecutive trading days commencing on September 9, 2020 and ending on September 29, 2020 (the "Note Valuation Period").

The number of ordinary shares underlying the physical delivery forward transaction is approximately $60.0 million worth of ordinary shares to be issued and sold by the Company to one or more of the initial purchasers of the Notes or their affiliates (the “Underwriters”), to be sold during the Note Valuation Period in a registered offering, off of the Company’s registration statement on Form F-3 filed with the SEC on September 2, 2020, at prevailing market prices at the time of sale or at negotiated prices. The Underwriters will receive all of the proceeds from the sale of such ordinary shares. Maxeon will not receive any proceeds from the sale of such ordinary shares.

On September 9, 2020, Maxeon filed a final prospectus supplement related to the offering of up to $60.0 million of its ordinary shares in connection with the physical delivery forward transaction. In the quarter ended September 27, 2020, we issued and sold $50.7 million out of the approximately $60.0 million worth of shares in the physical delivery forward transaction. During the Note Valuation Period, the physical delivery forward is a liability classified financial instrument that is remeasured to fair value as it represents a net cash settled provision that is akin to an obligation to repurchase the Company's stock. As of September 27, 2020, the carrying amount of the physical delivery forward is $43.6 million and is recognized as Other long term assets in the Condensed Combined and Consolidated Balance Sheet. The remeasurement to fair value for the quarter ending September 27, 2020 was a loss of $3.9 million and recorded as Other expense, net in the Condensed Combined and Consolidated Statement of Operations.

Between the end of the quarter ended September 27, 2020 and the end of the Note Valuation Period on September 29, 2020, the remeasurement to fair value of all shares issued and sold as part of the physical delivery forward transaction was a gain of $12.4 million. The carrying amount of the physical delivery forward was subsequently reclassified to equity after remeasurement, at the end of the Note Valuation Period, and thereafter will not be subsequently remeasured. The fair value of the physical delivery forward is affected by the Company's share price and other factors impacting the valuation model.

Prepaid Forward Transaction

On July 17, 2020 and in connection with the issuance of the Notes, Maxeon entered into a privately negotiated forward-starting forward share purchase transaction with Merrill Lynch International (the “Prepaid Forward Counterparty”), pursuant to which Maxeon will repurchase approximately $40.0 million worth of ordinary shares, subject to the conditions set forth therein, including receipt of required shareholder approvals on an annual basis.

The prepaid forward transaction became effective on the first day of the Note Valuation Period. The number of ordinary shares of Maxeon to be repurchased under the Prepaid Forward Transaction will be determined based on the arithmetic average of the volume-weighted average prices per ordinary share of Maxeon over the Note Valuation Period, subject to a floor price and subject under Singapore law to a limit in aggregate of no more than 20% of the total number of ordinary shares in Maxeon’s capital as of the date of the annual shareholder repurchase approval (calculated together with the number of ordinary shares to be repurchased in connection with the physical delivery forward transaction (as described above)), and Maxeon will prepay the forward purchase price in cash using a portion of the net proceeds from the sale of the Notes. Under the terms of the prepaid forward transaction, the Prepaid Forward Counterparty will be obligated to deliver the number of ordinary shares of Maxeon underlying the transaction to Maxeon, or pay cash to the extent Maxeon fails to provide to Prepaid Forward Counterparty evidence of a valid shareholder authorization, on or shortly after the maturity date of the Notes, subject to the ability of the Prepaid Forward Counterparty to elect to settle all or a portion of the transaction early.

The prepaid forward is classified as an asset and remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings as the contract includes provisions that could require cash settlement. As of September 27, 2020, the carrying amount of the prepaid forward is $35.2 million and is recognized as Other long term assets in the Condensed Combined and Consolidated Balance Sheet. The remeasurement to fair value for the quarter ending September 27, 2020 was a loss of $1.8 million and recorded as Other expense, net in the Condensed Combined and Consolidated Statement of Operations. The fair value of the prepaid forward is affected by the Company's share price and other factors impacting the valuation model.

Dilution Protection Agreements

In connection with the Notes, the Physical Delivery Forward and the Prepaid Forward, Maxeon granted to ZSID and Total certain rights intended to avoid dilution of their equity positions as a result of a replacement financing contemplated by the Investment Agreement, including the Notes and the Physical Delivery Forward. Specifically, Maxeon granted to ZSID an option to purchase an amount of Maxeon shares that would allow ZSID to maintain its percentage ownership of outstanding Maxeon shares following any conversion of the Notes as compared to its percentage ownership existing immediately prior to any such conversion. Maxeon also entered into an agreement with ZSID under which Maxeon agreed to issue to ZSID (or its designee) for no consideration, Maxeon shares in an amount necessary to allow ZSID to maintain its percentage ownership of outstanding Maxeon shares after giving effect to the delivery of Maxeon shares in connection with the physical delivery forward transaction. ZSID will deliver to Maxeon such Maxeon shares for no consideration (or, if the required shareholder approval necessary for the delivery of such shares is not obtained, delivered to a custodian who would utilize such shares for specified purposes, including delivery of shares pursuant to our equity incentive plans) on or around the maturity date of the Notes, subject to earlier termination. Maxeon granted to Total the right to execute a similar agreement with respect to the number of Maxeon shares necessary to maintain its percentage ownership of outstanding Maxeon shares after giving effect to the delivery of Maxeon shares in connection with the Physical Delivery Forward.

Debt Facilities

In February 2016, SunPower entered into a revolving credit agreement which entitles us to import and export combined financing of $50.0 million through Standard Chartered Bank Malaysia Berhad at a 1.5% per annum over LIBOR interest rate over a maximum financing tenor of 90 days. As at September 27, 2020 and December 29, 2019, the outstanding amount is $38.2 million and $37.7 million, respectively.

In 2019, SunPower entered into a master buyer agreement which entitled us to financing through HSBC Bank Malaysia Berhad to settle our outstanding vendor obligations. The agreement entitled us to combined financing of $25.0 million at an interest rate of 1.4% per annum over LIBOR interest rate over a maximum financing tenor of 180 days. This facility was terminated prior to the Spin-off.

On July 14, 2020, certain of our subsidiaries entered into the following debt facilities with a syndicate of lenders (the “Bank Facilities”):

•a $55.0 million term loan facility available to SunPower Philippines Manufacturing Ltd. (the “Philippines Term Loan”), which is a subsidiary of Maxeon;

•a $50.0 million working capital facility available to Maxeon (the “Singapore Working Capital Facility”); and

•$20.0 million term loan facility available to Maxeon (the “Singapore Term Loan” and, together with the Philippines Term Loan, the “Term Loans”).

Each of the Bank Facilities mature and are repayable in full on July 14, 2023 (the “Termination Date”), subject to debt covenants and conditions that may limit our ability to access some or all of the funds under these facilities. The Singapore Working Capital Facility is available to be drawn through the date falling one month prior to the Termination Date. The Term Loans are available to be drawn by the relevant borrowers for a period of twelve months after the Spin-off and will be repayable, in equal quarterly installments over the 18-month period preceding the applicable maturity date. As of September 27, 2020, we have not drawn down on any of the Bank Facilities.

Liquidity and Capital Resources

As of September 27, 2020, we had unrestricted cash and cash equivalents of $309.9 million as compared to $121.0 million as of December 29, 2019.

The global spread of COVID-19 has created significant uncertainty and economic disruptions worldwide. In our response to the COVID-19 pandemic, we instituted certain measures, including requirements to work remotely for the majority of our workforce, travel restrictions and the idling of our factories in France, Malaysia, Mexico, and the Philippines consistent with actions taken or recommended by governmental authorities. All of our factories resumed production as of May 2020, in compliance with the relevant local restrictions. We implemented several mitigating actions to prudently manage our business during the current industry uncertainty relating to the COVID-19 pandemic. These actions include reducing management salaries, freezing hiring and merit increases, reducing capital expenditures and discretionary spending, and temporarily moving most of our employees to a four-day work week in recognition of reduced demand and workloads due to the pandemic. Most of our employees reverted back to a full work week during the last week of June 2020 and returned to full salary during the last week of July 2020.

In addition, we rely on a limited number of suppliers for certain raw materials and components for our solar cells, panels and power systems, such as polysilicon, inverters and module material, and specifically our Huansheng JV for our Performance Series modules. Events that disrupt production such as the recent polysilicon plant fires, flooding and COVID-19 would impact the overall supply of raw materials and components, which would in turn increase our costs and those of our suppliers. The resulting impact of such cost challenges at our Huansheng JV would negatively affect our results of operation as well. We continue to focus on improving our overall operating performance and liquidity, such as taking proactive steps to overcome freight and supply cost challenges, continuing optimization of our factories, controlling operating expenses, and managing cash flows and working capital.

In light of expected demand trends, uncertainty around COVID-19 and cost challenges, we are moderating our capital investment and expect total capital investments ranging $35 million to $50 million in fiscal year 2020 and ranging from $75 million to $150 million in fiscal year 2021. Our expected capital investments are to increase our manufacturing capacity for our highest efficiency Maxeon 5 and 6 product platform, pursue the development of our next cell and module technology Maxeon 7, potential investments in our Performance Line (through an investment in our Huansheng JV), and other projects.

Subsequent to the third quarter end, we paid the remaining $30.0 million on September 29, 2020 for the outstanding installment payment in relation to the stock purchase agreement for the acquisition of 100% voting equity interest in AUOSP (now our wholly owned subsidiary, SunPower Malaysia Manufacturing Sdn. Bhd) which was completed in September 29, 2016.

As of September 27, 2020 and December 29, 2019, we had an obligation to purchase $268.2 million and $348.6 million, respectively, of polysilicon material pursuant to long-term fixed supply agreements with one polysilicon supplier. Of this commitment, as of September 27, 2020 and December 29, 2019, we had prepaid $103.2 million and $121.4 million, respectively. In July 2020, we negotiated an extension of the polysilicon agreement with respect to our contractual purchase obligation. The balance between the revised purchase commitment and the prepaid balance of $165.0 million as of September 27, 2020 is expected to be paid in cash over a period ending December 2022 as we purchase the contractually committed quantities specified.

We believe that our current cash, cash equivalents and cash expected to be generated from operations will be sufficient to meet our obligations over the next 12 months from the date of the issuance of the financial statements. In conjunction with evaluating our ability to continue as a going concern, we have considered the post-spin debt and equity proceeds, our historical ability to work with customers and our vendors to obtain favorable payment terms, when possible, and our ability to reduce manufacturing output to reduce inventory in order to optimize our working capital. We may also choose to explore additional options in connection with our short-term liquidity needs, such as selling raw materials inventory to third parties, pledging available assets to facilitate additional debt financing, liquidating certain investments, implementing additional restructuring plans, and deferring or canceling uncommitted capital expenditures and other investment or acquisition activities. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs.

There are no assurances that we will have sufficient available cash to repay our indebtedness or that we will be able to refinance such indebtedness on similar terms to the expiring indebtedness or at all. If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity investments or debt securities or obtain other debt financing. The current economic environment, however, could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support operations. The sale of additional equity investments or convertible debt securities would result in dilution to our stockholders and may not be available on favorable terms or at all, particularly in light of the current conditions in the financial and credit markets. Additional debt would result in increased expenses and would likely impose new restrictive covenants which may be similar or different than those restrictions contained in the covenants under our current loan agreement. In addition, financing arrangements and letters of credit facilities, may not be available to us, or may not be available in amounts or on terms acceptable to us. If we are not compliant with our debt covenants in any period, absent a waiver or amendment, we may be unable to access funds under our Bank Facilities.

Although we have historically been able to generate liquidity, we cannot predict, with certainty, the outcome of our actions to generate liquidity as planned. Additionally, we are uncertain of the impact over time of the COVID-19 pandemic to our supply chain, manufacturing, and distribution as well as overall construction and consumer spending. While we currently do not anticipate the need to do so, if the COVID-19 pandemic causes adverse cash flow and liquidity trends greater than those we currently expect and have planned for, or if our ability to generate cash to support our operations is affected due to our challenges in obtaining supplies at competitive prices, we may find it necessary to seek additional borrowings. Our liquidity is subject to various risks including the risks identified in “Risk Factors” and market risks identified in “Quantitative and Qualitative Disclosures about Market Risk” in the Form 20-F.

Cash Flows

A summary of the sources and uses of cash, cash equivalents, restricted cash and restricted cash equivalents is as follows:

	Nine Months Ended
	September 27, 2020	September 29, 2019
(In thousands)
Net cash used in operating activities...............................	$(127,300)	$(35,698)
Net cash used in investing activities...............................	$(5,411)	$(31,083)
Net cash provided by financing activities......................	$321,897	$37,228

Operating Activities

Net cash used in operating activities in the nine months ended September 27, 2020 was $127.3 million and was primarily the result of: (i) net loss of $144.5 million of which $65.7 million relates to out-of-market polysilicon cost (ii) decrease in accounts payable and other accrued liabilities of $98.8 million due to timing of settlement of invoices and (iii) $59.6 million decrease in contract liabilities. This was primarily offset by: decrease in accounts receivables of $76.6 million, primarily attributable to billings and collection cycles; (ii) non-cash charges of $44.8 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (iii) $18.2 million decrease in advance payments to suppliers; (iv) $15.9 million non-cash interest expense primarily attributable to debt financed by SunPower associated with SunPower’s debenture and (v) $15.4 million decrease in inventory.

Net cash used in operating activities in the nine months ended September 29, 2019 was $35.7 million and was primarily the result of: (i) net loss of $148.0 million of which $110.2 million relates to out-of-market polysilicon cost; (ii) increase in accounts receivables of $49.1 million and (iii) increase in inventory of $10.2 million. This was offset by (i) increase in accounts payables and other accrued liabilities of $107.1 million; (ii) non-cash charges of $45.0 million related to depreciation and amortization, stock-based compensation and other non-cash charges and (iv) $17.4 million non-cash interest expense primarily attributable to debt financed by SunPower associated with SunPower’s debenture.

Investing Activities

Net cash used in investing activities in the nine months ended September 27, 2020 was $5.4 million, which primarily included $15.7 million of capital expenditures, including investment in short-term instruments, partially offset by approximately $10.1 million from return of capital by an unconsolidated investee and proceeds from returns of investment.

Net cash used in investing activities in the nine months ended September 29, 2019 was $31.1 million, which primarily included $31.5 million of capital expenditures, partially offset by approximately $0.4 million from proceeds from sale of assets.

Financing Activities

Net cash provided by financing activities in the nine months ended September 27, 2020 was $321.9 million, which included $165.0 million, $296.9 million and $190.3 million, being proceeds from bank loans and other debt, common stocks issuance and issuance of convertible debts, respectively. This was partially offset by (i) repayment of debt obligation of $164.5 million; (ii) $125.0 million of Net parent contributions and (iii) payment made for prepaid forward of $40.0 million.

Net cash provided by financing activities in the nine months ended September 29, 2019 was $37.2 million, which included $192.5 million in proceeds from bank loans and other debt and $38.9 million Net parent contributions, partially offset by $193.6 million in cash used for the repayment of debt obligations .

Prior to the Spin-off, cash and the financing of our operations have historically been managed by SunPower the components of Net parent contribution include cash payments by SunPower to settle our obligations. These transactions were considered to be effectively settled for cash at the time the transaction is recorded. The Net parent contribution in the nine months ended September 27, 2020 represents the settlement as part of the Spin-off exercise.

Forward-Looking Statements

Certain statements relating to Maxeon in this document or documents incorporated by reference constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics or natural disasters, including the duration, scope and impact on the demand for our products and the pace of recovery from the COVID-19 pandemic; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our liquidity, substantial indebtedness, and ability to obtain additional financing; (f) our upstream technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance Line solar panels, expected cost reduction, and future performance; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next generation technology, and our ability to achieve them; (h) our expectations regarding the potential outcome, or financial or other impact on our business, as a result of the recently completed spin-off from SunPower; (i) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets; and (j) our operating and interest expenses as an independent public company as compared to expenses previously allocated to us as a subsidiary of SunPower. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, epidemics or natural disasters, including impacts of the COVID-19 pandemic; (3) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (4) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing; (5) our liquidity, substantial indebtedness, and ability to obtain additional financing for our projects and customers; (6) changes in public policy, including the imposition and applicability of tariffs; (7) regulatory changes and the availability of economic incentives promoting use of solar energy; (8) fluctuations in our operating results; (9) appropriately sizing our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (10) unanticipated impact to customer demand and sales schedules due, among other factors, to the spread of COVID-19 and other environmental disasters; and (11) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://www.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands)

	As of
	September 27, 2020	December 29, 2019
Assets
Current assets
Cash and cash equivalents	$309,917	$120,956
Restricted short-term marketable securities	1,341	6,187
Accounts receivable, net	73,631	150,365
Inventories	179,125	194,852
Advances to suppliers, current portion	27,728	107,388
Prepaid expenses and other current assets	47,397	38,369
Total current assets	$639,139	$618,117
Property, plant and equipment, net	246,272	281,200
Operating lease right of use assets	9,230	18,759
Other intangible assets, net	529	5,092
Advances to suppliers, net of current portion.	75,436	13,993
Other long-term assets	129,845	53,050
Total assets	$1,100,451	$990,211
Liabilities and Equity
Current liabilities
Accounts payable	$203,290	$286,464
Accrued liabilities	121,452	92,570
Contract liabilities, current portion	24,355	78,939
Short-term debt	38,846	60,383
Operating lease liabilities, current portion	2,137	2,365
Total current liabilities	$390,080	$520,721
Long-term debt	1,085	1,487
Contract liabilities, net of current portion	30,997	35,616
Operating lease liabilities, net of current portion	8,017	18,338
Convertible debt	132,486	—
Other long-term liabilities	52,650	46,526
Total liabilities	$615,315	$622,688
Commitments and contingencies Equity
Common stock, no par value (33,497,298 issued and outstanding at September 27, 2020 )	$—	$—
Net parent investment	—	369,837
Additional paid-in capital	506,463	—
Accumulated deficit	(11,899)	—
Accumulated other comprehensive loss	(16,056)	(7,618)
Equity attributable to the Company	478,508	362,219
Noncontrolling interests	6,628	5,304
Total equity	$485,136	$367,523
Total liabilities and equity	$1,100,451	$990,211

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
Revenue	$206,620	$309,643	$599,272	$830,173
Cost of revenue	218,922	305,960	616,366	860,088
Gross (loss) profit	(12,302)	3,683	(17,094)	(29,915)
Operating expenses
Research and development	9,819	8,069	25,431	25,413
Sales, general and administrative	17,033	24,420	62,151	70,033
Restructuring benefit	9	29	9	(558)
Total operating expenses	26,861	32,518	87,591	94,888
Operating loss	(39,163)	(28,835)	(104,685)	(124,803)
Other expense, net
Interest expense	(11,509)	(6,428)	(23,732)	(19,049)
Other, net	(11,551)	3,536	(8,094)	4,330
Other expense, net	(23,060)	(2,892)	(31,826)	(14,719)
Loss before income taxes and equity in earnings of unconsolidated investees	(62,223)	(31,727)	(136,511)	(139,522)
Provision for income taxes	(5,043)	(2,450)	(7,390)	(7,168)
Equity in losses of unconsolidated investees	58	(814)	(586)	(1,341)
Net loss	$(67,208)	$(34,991)	$(144,487)	$(148,031)
Net gain attributable to noncontrolling interests	(547)	(917)	(1,602)	(2,989)
Net loss attributable to the stockholders	$(67,755)	$(35,908)	$(146,089)	$(151,020)

Net loss per share attributable to stockholders:
Basic	$(2.74)	$(1.69)	$(6.51)	$(7.10)
Diluted	$(2.74)	$(1.69)	$(6.51)	$(7.10)

Weighted average shares used to compute net loss per share:
Basic	24,767	21,265	22,432	21,265
Diluted	24,767	21,265	22,432	21,265

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF EQUITY
(unaudited)
(In thousands)

	Shares	Amount	Additional Paid In Capital	Net Parent Investment	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at December 29, 2019	—	$—	$—	$369,837	$—	$(7,618)	$362,219	$5,304	$367,523
Net loss	—	—	—	(31,749)	—	—	(31,749)	672	(31,077)
Other comprehensive income	—	—	—	—	—	1,612	1,612	—	1,612
Net parent contribution	—	—	—	35,958	—	—	35,958	—	35,958
Balance at March 29, 2020	—	$—	$—	$374,046	$—	$(6,006)	$368,040	$5,976	$374,016
Net loss	—	—	—	(46,585)	—	—	(46,585)	383	(46,202)
Other comprehensive income	—	—	—	—	—	93	93	—	93
Net parent contribution	—	—	—	(19,585)	—	—	(19,585)	—	(19,585)
Balance at June 28, 2020	—	$—	$—	$307,876	$—	$(5,913)	$301,963	$6,359	$308,322
Net loss	—	—	—	(55,856)	(11,899)	—	(67,755)	547	(67,208)
Issuance of common stock, net of issuance cost	8,916	—	297,675	—	—	—	297,675	—	297,675
Issuance of physical delivery forwards	3,313	—	50,660	—	—	—	50,660	—	50,660
Issuance of convertible debt, net of issuance cost	—	—	52,167	—	—	—	52,167	—	52,167
Conversion of Net parent investment into common stock, net of issuance cost	21,268	—	105,351	(106,127)	—	—	(776)	—	(776)
Distribution to non-controlling interest	—	—	—	—	—	—	—	(278)	(278)
Recognition of share-based compensation	—	—	610	—	—	—	610		610
Other comprehensive income	—	—	—	—	—	(10,143)	(10,143)	—	(10,143)
Net parent contribution	—	—	—	(145,893)	—	—	(145,893)	—	(145,893)
Balance at September 27, 2020	33,497	$—	$506,463	$—	$(11,899)	$(16,056)	$478,508	$6,628	$485,136

	Shares	Amount	Additional Paid In Capital	Net Parent Investment	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at December 30, 2018	—	$—	$—	$438,209	$(4,008)	$434,201	$1,147	$435,348
Net loss	—	—	—	(71,573)	—	(71,573)	1,009	(70,564)
Other comprehensive income	—	—	—	—	361	361	—	361
Net parent contribution	—	—	—	13,449	—	13,449	—	13,449
Balance at March 31, 2019	—	$—	$—	$380,085	$(3,647)	$376,438	$2,156	$378,594
Net loss	—	—	—	(43,539)	—	(43,539)	1,063	(42,476)
Other comprehensive income	—	—	—	—	1,227	1,227	—	1,227
Net parent contribution	—	—	—	(8,629)	—	(8,629)	—	(8,629)
Balance at June 30, 2019	—	$—	$—	$327,917	$(2,420)	$325,497	$3,219	$328,716
Net loss	—	—	—	(35,908)	—	(35,908)	917	(34,991)
Other comprehensive income	—	—	—	—	715	715	—	715
Net parent contribution	—	—	—	50,729	—	50,729	—	50,729
Balance at September 29, 2019	—	$—	$—	$342,738	$(1,705)	$341,033	$4,136	$345,169

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Nine Months Ended
	September 27, 2020	September 29, 2019
Cash flows from operating activities
Net loss	$(144,487)	$(148,031)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	38,221	39,553
Stock-based compensation	5,736	5,246
Non-cash interest expense	15,858	17,416
Equity in losses of unconsolidated investees	586	1,341
(Gain) Loss on retirement of property, plant and equipment	(641)	28
Deferred income taxes	712	1,235
Gain on equity investments	(1,822)	—
Remeasurement losses on physical delivery forward and prepaid forward	5,734	—
Other, net	847	212
Changes in operating assets and liabilities
Accounts receivable	76,620	(49,124)
Contract assets	(2,563)	264
Inventories	15,356	(10,226)
Prepaid expenses and other assets	2,366	129
Operating lease right-of-use assets	1,725	1,778
Advances to suppliers	18,217	33,263
Accounts payable and other accrued liabilities	(98,759)	107,141
Contract liabilities	(59,619)	(33,750)
Operating lease liabilities	(1,387)	(2,173)
Net cash used in operating activities	$(127,300)	$(35,698)
Cash flows from investing activities
Purchases of property, plant and equipment	(14,388)	(31,523)
Proceeds from disposal of short-term investments	6,572	—
Purchase of short-term investments	(1,340)	—
Proceeds from sale of assets	1,283	440
Proceeds from dividends and partial return of capital by an unconsolidated investee	2,462	—
Net cash used in investing activities	$(5,411)	$(31,083)
Cash flows from financing activities
Proceeds from debt.	164,968	192,465
Repayment of debt.	(164,533)	(193,595)
Net proceeds from issuance of convertible debt	190,253	—
Net proceeds from issuance of common stocks	296,899	—
Payment for prepaid forward	(40,000)	—
Distribution to noncontrolling interest	(278)	—
Repayment of capital lease obligations & other debt	(412)	(571)
Net parent contribution	(125,000)	38,929
Net cash provided by financing activities	$321,897	$37,228

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	(187)	1,463
Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	188,999	(28,090)
Cash, cash equivalents, restricted cash and restricted cash equivalents, beginning of period	123,803	101,749
Cash, cash equivalents, restricted cash and restricted cash equivalents, end of period	$312,802	$73,659
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$8,638	$19,291
Right-of-use assets obtained in exchange for lease obligations[1]	$—	$20,944
Interest expense financed by SunPower	$11,333	$12,750
Aged supplier financing balances reclassified from accounts payable to short-term debt	$23,933	$22,852

The following table reconciles our cash and cash equivalents and restricted cash and restricted cash equivalents reported on our Condensed Combined and Consolidated Balance Sheets and the cash, cash equivalents, restricted cash and restricted cash equivalents reported on our Condensed Combined and Consolidated Statements of Cash Flows for the nine months ended September 27, 2020 and September 29, 2019:

(In thousands)	September 27, 2020	September 29, 2019
Cash and cash equivalents	$309,917	$63,323
Restricted cash and restricted cash equivalents, current portion, included in prepaid expenses and other current assets	2,883	8,019
Restricted cash and restricted cash equivalents, net of current portion, included in other long-term assets	2	2,317
Total cash, cash equivalents, restricted cash and restricted cash equivalents shown in statement of cash flows	$312,802	$73,659

1 Amounts for the six months ended September 29, 2019 include the transition adjustment for the adoption of ASC 842 and new Right-of-Use (“ROU”) asset additions.